[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 4, 2016

Dominic Minore
Jason Fox
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

RE:	TCP Capital Corp. Registration Statement on Form N-2 File Numbers 333-204571

Dear Messrs. Minore and Fox:

We are in receipt of oral comments provided by Mr. Fox on April 28, 2016 and Mr. Minore on May 2, 2016 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding TCP Capital Corp.’s (the “Company” or the “Holding Company”) Post-Effective Amendment No. 1 to its Registration Statement initially filed on Form N-2 on May 29, 2015 (collectively, the “Registration Statement”). The Company has considered your comments and has authorized us to make on its behalf the responses discussed below. The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

Accounting Comments

1.	Comment: Please confirm how the Company accounts for offering costs in its financial statements. The Company may cite appropriate GAAP literature.

Response:           Offering costs are charged against paid-in capital upon the sale of shares in accordance with paragraph 5 of Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”) 946-20-25. As equity offerings may occur multiple times under a given shelf registration statement, offering costs associated with filing a shelf registration statement are charged to paid in capital proportionately based on the number of expected equity issuances under the registration statement.  Should such expected offerings not occur, any remaining unallocated costs upon the expiration of a registration statement are expensed as operating expenses.

Securities and Exchange Commission
May 4, 2016

2.
Comment:           In the Schedule of Investments, in future filings, please consider categorizing investments in the same format as the Company’s Statement of Assets and Liabilities (i.e. non-affiliate, affiliate and control).

Response:           The Company will take the Comment into consideration for future financial statement filings.

3.	Comment: Please confirm that the Company’s most recent annual audit included a confirmation of securities owned by the Company as of December 31, 2015.

Response:           The Company confirms that its most recent audit included a confirmation of securities owned by the Company as of December 31, 2015.

4.
Comment:           Discuss in correspondence the structure of the holding companies listed in the Company’s Schedule of Investments.  Are these holding companies true holding companies or are they operating companies? Does the Company own any company that it uses as an extension of its investment operations?

Response:           The Company has reviewed the FASB's Accounting Standards Update 2013-08 Financial Services – Investment Companies - Amendments to the Scope, Measurement and Disclosure Requirements (“ASU 2013-08”) and the Staff’s IM Guidance Update 2014-11, October 2014, and based upon the issuance of this guidance that was effective beginning in 2014, it does not believe that consolidation is necessary for any entity other than the entities that are currently consolidated (the Operating Company, TCPC Funding I LLC ("TCPC Funding") and TCPC SBIC, LP).  In fiscal year 2015, the Company made a non-controlling investment in 36th Street Capital Partners, LLC of approximately $1.1 million, which constitutes less than 0.1% of the Company's total assets as of December 31, 2015.  The investment was made through 36th Street Capital Partners Holdings, LLC, which is a wholly-owned subsidiary of the Company, and of which the primary purpose is being a tax blocker.  The Company did not consolidate 36th Street Capital Partners Holdings, LLC in its 2015 audited financial statements because it believes that the investment is insignificant and the investee does not control the underlying operating company.  If the Staff believes the investment should be consolidated going forward even though the underlying investment is not controlled by the Company, the Company is willing to consider doing so.  Other than the Operating Company and TCPC Funding, the Company does not own any company that it uses as an extension of its investment operations.

5.
Comment:           Please include a discussion of non-recurring income in either the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations or the notes to the Company’s financial statements.

Response:           The Company will include such disclosure in future filings.

Securities and Exchange Commission
May 4, 2016

6.	Comment: In the notes to the Company’s Schedule of Investments, please disclose the percentage of the Company’s total assets that are non-qualifying assets.

Response:           The Company will include such disclosure in future financial statement filings.

7.	Comment: In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response:           Except as discussed above in response to Comment 4, the Company confirms that all wholly owned and all substantially wholly owned investment company subsidiaries are consolidated with the financial statements of the Company.

8.	Comment: Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

•	The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

•	Subsidiary is defined by 1-02(x) of Regulation S-X as “... an affiliate controlled by such person directly or indirectly through one or more intermediaries”. An affiliate is defined by 6-02(a) of Regulation S-X as “as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term “control” has the meaning (given) in section 2(a)(9) of the Act”. Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company... Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

Response:           The Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to any investment made by the Company.  The Company confirms that no further disclosure is required.

Securities and Exchange Commission
May 4, 2016

9.
Comment:           Please separately disclose the amount of distributions on a tax basis made from net investment income and from capital gains in the notes to the Company’s financial statements.  Please note that if there was a return of capital, any reference to “yield” or “dividend” should be deleted from the financial statements and revised accordingly.

Response:           As reflected in the Statement of Changes in Net Assets, all distributions to shareholders during the periods presented were from net investment income.  Should the Company make any tax-basis distributions of capital gains or returns of capital, the Company will separately disclose such amounts in the footnotes.

10.
Comment:           The financial highlights should be presented for periods subsequent to the effective date of the Company’s first Securities Act of 1933 (“1933 Act”) registration statement, which was April 3, 2012, not January 1, 2012.  Please either revise the financial highlights or explain why such highlights should be presented from January 1, 2012.

Response:           Unlike other business development companies and registered investment companies, prior to the effective date of the Company’s first Securities Act of 1933 registration statement, the Company (i) was a registered investment company under the Investment Company Act of 1940 (the “1940 Act”), (ii) had operations, and (iii) had audited financials that were filed on Form N-CSR.  The Company believes that presenting its financial highlights information starting from the period of the effective date of its initial 1933 Act registration statement, instead of January 1, 2012, would lead to investor confusion given that the Company had operations for the full 2012 fiscal year and the Company’s 2012 financial statements were audited as such.

Disclosure Comments

11.	Comment: Please move the last three paragraphs on the back front cover to the front page of the front cover.

Response:           The Company has revised disclosure in accordance with the comment.

12.
Comment:           On page SAI-10, under “Determinations in connection with offerings,” please revise the following sentence to state that the board or a committee thereof will determine net asset value in connection with offerings:  “This determination will not require that we calculate the net asset value of our common stock in connection with each offering of shares of our common stock, but instead it will involve the determination by our board of directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or otherwise in violation of the 1940 Act.”

Response:           The Company has revised disclosure in response to the comment.

Securities and Exchange Commission
May 4, 2016

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3406 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Michael Hoffman
Michael Hoffman